SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  February 2, 2009

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated January 30, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James E. Sinclair”

Date:   February 2, 2009

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

 TNX

Tel:  (860) 364-1830

   NYSE Alternext US LLC:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 404 – 1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

News Release - January 30, 2009

Tanzanian Royalty Extends Gold Zones to Depth,

Confirms Bulk Mining Potential in Surface Gravels

Tanzanian Royalty is pleased to report that it has received assay results from the multi-phase drill program completed late last year on its Kigosi Project in Tanzania. The program included 3,418 metres of diamond drilling, 5,974 meters of RC (Reverse Circulation) drilling and 7,688 meters of RAB (Rotary Air Blast) drilling.

The program confirmed depth extensions to drill-targeted veins (reefs) along with open pit potential in near-surface gravels and hard rock vein material. Diamond drilling within the Luhwaika Main Zone and the newly discovered Igunda Zone 2.5 kilometres to the southeast confirmed that each of the zones extend to depth, substantially enhancing the resource potential on the property.

Among the higher grade gold intercepts reported within the Luhwaika Prospect Area were 2.0 metres grading 9.40 g/t (grams per tonne); 2.0 metres averaging 7.06 g/t; 3.0 metres at 6.38 g/t including 1.0 metre averaging 15.96 g/t; 5.0 metres grading 2.93 g/t and 1.0 metre at 10.1 g/t. One 2.0 metre interval in gravel returned 6.64 g/t including 1.0 metre averaging 12.95 g/t. RC drilling of the new Igunda discovery returned some exceptional gold values including 1.0 metre averaging 35.0 g/t; 2.0 metres grading 4.58 g/t; and 2.0 metres averaging 3.27 g/t.

The deepest gold bearing intercept reported to date occurs in hole KG20DD-004 (see table below) at a down hole depth of 291.75 metres or approximately 950 feet.

According to James E. Sinclair, Chairman and CEO, “The depth extensions we have confirmed to date are consistent with deposits found in some of the world’s largest gold mining camps. One of our priorities will be to increase the drill hole density in these deeper sections given the extreme range of gold values that can occur in geological environments such as this.”

The diamond drilling phase was designed to test the vertical extent of the Main and Luhwaika West shear zones and any new gold shoots hosted therein to a vertical depth of 250 metres. Three diamond drill holes were drilled into the Igunda workings to test the depth extent of high grade shoots intersected earlier in the year (refer to Press Release dated Sept 9th 2008).

The RC drilling, which commenced in July 2008, targeted some infill holes on the Luhwaika West and Main zones, as well as new coincident Induced Polarization (IP) and soil anomalies at Luhwaika and the Luhwaika Central areas. In addition, six RC holes were drilled at the Igunda workings. RAB drilling was conducted to test regional soil and IP anomalies at Luhwaika North, Igunda South, and Igunda West areas.

PHASE 7 RC – LUHWAIKA PROSPECT AREA:

Target: Infill drilling on Luhwaika Shear Zones, and IP anomaly at German Workings

Phase 7 RC drilling totalled 3,994 metres in 47 holes. This phase included infill drilling on the Luhwaika Main and West Reefs and drilling of the German Workings some 200 metres to the east. Some of the more significant results appear in the table below:

Hole No	From (m)	To (m)	Intercept (m)	Gold g/t	Including	Comments
Line 1350N
KG20RC-472	2	4	2	6.64	1m@12.95	gravel
Line 1650N
KG20RC-479	67	68	1	1.78		West Zone
KG20RC-480	63	65	2	1.36		Zone UZ2
KG20RC-506	70	71	1	3.95		Main Zone in shoot
KG20RC-507	4	7	3	1.43		West Zone
Line 1750N
KG20RC-508	56	58	2	3.45		Main Zone in shoot
KG20RC-510	1	3	2	0.42		gravel
	10	16	6	1.79	1m@3.95	West Zone in shoot
Line 1850N
KG20RC-505	4	6	2	1.01		gravel
	14	17	3	0.72	1m@1.24	West Zone
Line 1950N
KG20RC-512	39	40	1	10.10		BZ3
	98	100	2	7.06	1m@13.13	Main Zone in shoot
KG20RC-513	3	5	2	0.95		gravel
	111	114	3	0.66		Main Zone
Line 2050N
KG20RC-500	66	69	3	6.38	1m@15.95	Main Zone in shoot
KG20RC-501	59	60	1	1.53		BZ2
KG20RC-503	5	6	1	0.55		gravel
	106	108	2	9.40		Main Zone in shoot
KG20RC-515	116	118	2	0.47		Main Zone
Line 2250N
KG20RC-516	100	108	8	0.80	1m@3.20	Main Zone in shoot
KG20RC-517	13	14	1	1.74		West Zone
	117	119	5	2.93	2m@6.73	Main Zone in shoot
KG20RC-518	99	105	6	0.62		BZ
	116	118	2	0.66		BZ
	127	129	2	0.88		LM
Line 2850N
KG20RC-483	2	3	1	0.89		gravel
Line 3450N
KG20RC-488	52	53	1	1.09		LZ30
Line 4250N
KG20RC-489	5	8	3	0.72		GW1
KG20RC-490	30	31	1	1.30		GW1

The above intersections are estimated to be very close to true thicknesses with all the drill inclinations being -60 degrees and the dip of the reef being -22 degrees. All holes are drilled perpendicular to the assumed strike of the reef(s).

PHASE 1 DIAMOND DRILLING - LUHWAIKA PROSPECT

Target: Test for additional shoots at depth

Four drill fences with between two to four holes on each fence were drilled to test the possibility of more shoots at depth on the Kigosi Main Shear Zone.

The Bateleur shoot appears open ended towards the northwest in KG20DD002 and should be traced out with further diamond drilling. The twin hole KG20DD012 intersected the Bateleur shoot from 48.95 – 50.79 metres returning a grade of 10.68g/t over 1.84 metres. The RC hole had a grade of 25.25g/t over 3.0 metres.

Hole No	From (m)	To (m)	Intercept (m)	Gold g/t	Including	Comments
Line 2050N
KG20DD-007	9.74	10.55	0.81	1.86		UZ
	51.26	52.00	0.74	0.69		LW
Line 2250N
KG20DD-010	128.80	132.60	3.80	0.63	0.62@1.78	LM
KG20DD-011	3.60	4.15	0.55	4.76		gravel
	90.60	91.60	1.00	1.07		LW
Line 2450N
KG20DD-002	35.50	37.82	2.32	1.99	0.59@6.0	LW in shoot
	118.52	120.12	1.60	3.03	0.48@8.75	LM in shoot
KG20DD-003	133.50	134.32	0.68	3.88	0.20@11.55	BZ3
	192.97	194.50	1.53	0.84		LM
KG20DD-004	174.43	175.00	0.57	5.05		BZ3
	290.95	291.75	0.80	1.04		LM
Line 2650N
KG20DD-008	131.35	133.00	1.65	2.22		LM in shoot

PHASE 1 RC - IGUNDA PROSPECT

An additional six RC holes were drilled at the Igunda workings as follow-up to positive results obtained late in 2008 (refer to release on 9 Sept 08). The objective of the drilling was to test the grade of the two reefs at depth. Some of the better results from this short program are listed in the following table:

Hole No	From (m)	To (m)	Intercept (m)	Gold g/t	Including	Comments
KG125RC031	76	78	2	3.27		Igunda Main Reef A
KG125RC034	71	72	1	35.0		Igunda Main Reef A
	75	76	1	2.03		Igunda Main Reef A
	96	98	2	4.58	1m @ 8.65 g/t	Igunda Main Reef B
KG125RC035	27	29	2	0.94	1m @ 1.50	Igunda Main Reef A

Based on a preliminary interpretation of the down-hole geology and assay results, there appears to be up to three sub-parallel shear zones hosting gold mineralization in and around the Igunda workings. The latest interpretation suggests that the shoots here are steep dipping. Three diamond drill holes tested this hypothesis on three fences spaced 100 metres apart, and results from this short program are presented below:

PHASE 1 DIAMOND DRILLING - IGUNDA PROSPECT

Hole No	From (m)	To (m)	Intercept (m)	Gold g/t	Including	Comments
KG125DD001	158.00	158.60	0.60	3.65		Igunda Main Reef A
	180.92	181.77	0.85	2.85		Igunda Main Reef B
KG125DD002	169.89	171.01	1.12	1.16		Igunda Main Reef B
KG125DD003	220.66	221.50	0.84	1.50		Igunda Main Reef A
	222.46	223.38	0.92	4.07		Igunda Main Reef A

Summary

The deep diamond drilling at Luhwaika indicated that these structures continue at depth, creating new target areas for subsequent evaluation. At Igunda, the deeper diamond drilling suggests that the gold-bearing structure also continues at depth. The infill RC drilling further confirms the presence and persistence of shallow plunging high grade gold shoots.

The next exploration phase at Kigosi is to validate the results obtained from the initial RC assay results on the sub-surface gravels. As time permits, geological staff will also be allocated to the preparation of a resource report for regulatory authorities.

Analysis

Fire assay with flame AAS finish was conducted by Humac Laboratories in Mwanza. Blanks, Duplicates and Standards were inserted in the sample stream approximately every 20 samples. For the diamond drilling assays 90% of the standards fall within the acceptable limit, all the blanks were acceptable and the field duplicates returned a 92% correlation. For the RC assays 98% of the standards fall within the acceptable limit, 94% of the blanks were acceptable, and the field duplicates returned a 98 percent correlation after taking out 4 outliers (4% of the samples). For the diamond drilling the duplicate samples were analysed at ALS Chemex laboratory in Johannesburg, South Africa. The figures used in this press release are the average grades taken for between one and three duplicates run by the labs on each analysis.

Qualified Person

The technical information contained in this document has been reviewed and approved by John Deane, President, Tanzanian Royalty Exploration Corporation Limited, a qualified person as defined by NI 43-101. He has an M.Sc. from the University of Cape Town (1993) and is a registered scientist with SACNASP (Reg. No.400005/05).

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-32500.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 001-32500, for a more information concerning these risks, uncertainties, and other factors.